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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

IMMEDIATEK, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
45252S 20 7
(CUSIP Number)
Robert S. Hart, Esq.
5424 Deloache Avenue
Dallas, Texas 75220
(214) 378-5301
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 24, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	45252S 20 7	Page	2	of	18

1	NAMES OF REPORTING PERSONS: Radical Holdings LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		113,919,155(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

113,919,155(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

113,919,155(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

95.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) Represents shares of common stock that are issuable upon conversion of 4,392,286 shares of Series A Convertible Preferred Stock that Radical Holdings LP has the right to purchase pursuant to and under the terms and conditions set forth in the Securities Purchase Agreement, dated as of January 24, 2006, by and among Immediatek, Inc., Radical Holdings LP and the other parties thereto. The shares of Series A Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 95% of the total voting power of all outstanding capital stock of Immediatek, Inc. after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 113,919,155 shares of common stock is based upon 5,995,745 shares of common stock outstanding on a fully diluted basis immediately prior to the purchase of the Series A Convertible Preferred Stock and after giving effect to a 10-for-1 reverse stock split of the common stock, which is required to be consummated prior to the purchase of the Series A Convertible Preferred Stock.

CUSIP No.	45252S 20 7	Page	3	of	18

1	NAMES OF REPORTING PERSONS: Radical Management LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		113,919,155(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

113,919,155(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

113,919,155(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

95.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Represents shares of common stock that are issuable upon conversion of 4,392,286 shares of Series A Convertible Preferred Stock that Radical Holdings LP has the right to purchase pursuant to and under the terms and conditions set forth in the Securities Purchase Agreement, dated as of January 24, 2006, by and among Immediatek, Inc., Radical Holdings LP and the other parties thereto. The shares of Series A Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 95% of the total voting power of all outstanding capital stock of Immediatek, Inc. after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 113,919,155 shares of common stock is based upon 5,995,745 shares of common stock outstanding on a fully diluted basis immediately prior to the purchase of the Series A Convertible Preferred Stock and after giving effect to a 10-for-1 reverse stock split of the common stock, which is required to be consummated prior to the purchase of the Series A Convertible Preferred Stock.

CUSIP No.	45252S 20 7	Page	4	of	18

1	NAMES OF REPORTING PERSONS: Radical Investments LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	113,919,155(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	95.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
(1) Represents shares of common stock that are issuable upon conversion of 4,392,286 shares of Series A Convertible Preferred Stock that Radical Holdings LP has the right to purchase pursuant to and under the terms and conditions set forth in the Securities Purchase Agreement, dated as of January 24, 2006, by and among Immediatek, Inc., Radical Holdings LP and the other parties thereto. The shares of Series A Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 95% of the total voting power of all outstanding capital stock of Immediatek, Inc. after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 113,919,155 shares of common stock is based upon 5,995,745 shares of common stock outstanding on a fully diluted basis immediately prior to the purchase of the Series A Convertible Preferred Stock and after giving effect to a 10-for-1 reverse stock split of the common stock, which is required to be consummated prior to the purchase of the Series A Convertible Preferred Stock.

CUSIP No.	45252S 20 7	Page	5	of	18

1	NAMES OF REPORTING PERSONS: Radical Fund Management LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	113,919,155(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	95.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(1) Represents shares of common stock that are issuable upon conversion of 4,392,286 shares of Series A Convertible Preferred Stock that Radical Holdings LP has the right to purchase pursuant to and under the terms and conditions set forth in the Securities Purchase Agreement, dated as of January 24, 2006, by and among Immediatek, Inc., Radical Holdings LP and the other parties thereto. The shares of Series A Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 95% of the total voting power of all outstanding capital stock of Immediatek, Inc. after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 113,919,155 shares of common stock is based upon 5,995,745 shares of common stock outstanding on a fully diluted basis immediately prior to the purchase of the Series A Convertible Preferred Stock and after giving effect to a 10-for-1 reverse stock split of the common stock, which is required to be consummated prior to the purchase of the Series A Convertible Preferred Stock.

CUSIP No.	45252S 20 7	Page	6	of	18

1	NAMES OF REPORTING PERSONS: Radical Incubation LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	113,919,155(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	95.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
(1) Represents shares of common stock that are issuable upon conversion of 4,392,286 shares of Series A Convertible Preferred Stock that Radical Holdings LP has the right to purchase pursuant to and under the terms and conditions set forth in the Securities Purchase Agreement, dated as of January 24, 2006, by and among Immediatek, Inc., Radical Holdings LP and the other parties thereto. The shares of Series A Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 95% of the total voting power of all outstanding capital stock of Immediatek, Inc. after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 113,919,155 shares of common stock is based upon 5,995,745 shares of common stock outstanding on a fully diluted basis immediately prior to the purchase of the Series A Convertible Preferred Stock and after giving effect to a 10-for-1 reverse stock split of the common stock, which is required to be consummated prior to the purchase of the Series A Convertible Preferred Stock.

CUSIP No.	45252S 20 7	Page	7	of	18

1	NAMES OF REPORTING PERSONS: Radical Incubation Mangement LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	113,919,155(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	95.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(1) Represents shares of common stock that are issuable upon conversion of 4,392,286 shares of Series A Convertible Preferred Stock that Radical Holdings LP has the right to purchase pursuant to and under the terms and conditions set forth in the Securities Purchase Agreement, dated as of January 24, 2006, by and among Immediatek, Inc., Radical Holdings LP and the other parties thereto. The shares of Series A Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 95% of the total voting power of all outstanding capital stock of Immediatek, Inc. after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 113,919,155 shares of common stock is based upon 5,995,745 shares of common stock outstanding on a fully diluted basis immediately prior to the purchase of the Series A Convertible Preferred Stock and after giving effect to a 10-for-1 reverse stock split of the common stock, which is required to be consummated prior to the purchase of the Series A Convertible Preferred Stock.

CUSIP No.	45252S 20 7	Page	8	of	18

1	NAMES OF REPORTING PERSONS: Mark Cuban

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	113,919,155(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	95.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Represents shares of common stock that are issuable upon conversion of 4,392,286 shares of Series A Convertible Preferred Stock that Radical Holdings LP has the right to purchase pursuant to and under the terms and conditions set forth in the Securities Purchase Agreement, dated as of January 24, 2006, by and among Immediatek, Inc., Radical Holdings LP and the other parties thereto. The shares of Series A Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 95% of the total voting power of all outstanding capital stock of Immediatek, Inc. after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 113,919,155 shares of common stock is based upon 5,995,745 shares of common stock outstanding on a fully diluted basis immediately prior to the purchase of the Series A Convertible Preferred Stock and after giving effect to a 10-for-1 reverse stock split of the common stock, which is required to be consummated prior to the purchase of the Series A Convertible Preferred Stock.

CUSIP No. 45252S 20 7	SCHEDULE 13D	Page 9 of 18 Pages
Item 1. Security and Issuer
     This Statement on Schedule 13D (this “Statement” or this “Schedule 13D”) relates to 113,919,155 shares of common stock, $0.001 par value per share (the “Common Stock”), of Immediatek, Inc. (the “Company”). The 113,919,155 shares of Common Stock represent shares of Common Stock that are issuable upon conversion of 4,392,286 shares of Series A Convertible Preferred Stock that the Partnership (as defined below) has the right to purchase pursuant to and under the terms and conditions set forth in the Securities Purchase Agreement, dated as of January 24, 2006, by and among the Company, the Partnership and the other parties thereto (the “Securities Purchase Agreement”). The shares of Series A Convertible Preferred Stock are convertible at any time at the option of the Partnership, collectively, into that number of full shares of Common Stock representing 95% of the total voting power of all outstanding capital stock of the Company after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 113,919,155 shares of Common Stock is based upon 5,995,745 shares of Common Stock outstanding on a fully diluted basis on January 31, 2006, and after giving effect to a 10-for-1 reverse stock split of the Common Stock, which is required to be consummated prior to the purchase of the Series A Convertible Preferred Stock.
     The Company’s principal executive offices are located at 2435 North Central Expressway, Suite 1200, Richardson, Texas 75080.
Item 2. Identity and Background
     (a) This Schedule 13D is being filed jointly by Radical Holdings LP, a Texas limited partnership (the “Partnership”), Radical Management LLC, a Texas limited liability company and the sole general partner of the Partnership (the “General Partner”), Radical Investments LP, a Delaware limited partnership and the owner of all the limited partnership and membership interests in the Partnership and the General Partner, respectively (“Investments LP”), Radical Fund Management LLC, a Delaware limited liability company and the sole general partner of Investments LP (“Investments GP”), Radical Incubation LP, a Delaware limited partnership and the owner of all the limited partnership and membership interests in Investments LP and Investments GP, respectively (“Incubation LP”), Radical Incubation Management LLC, a Delaware limited liability company and the sole general partner of Incubation LP (“Incubation GP”), and Mark Cuban, the owner of all the limited partnership and membership interests in Incubation LP and Incubation GP, respectively (the “Principal” and together with the Partnership, the General Partner, Investments LP, Investments GP, Incubation LP and Incubation GP, collectively, the “Reporting Persons”). The names of the executive officers and managers (collectively, the “Officers”) of the General Partner, Investments GP and Incubation GP are set forth in Schedule I attached hereto and is incorporated herein by reference.
     (b) The address of the principal business of each of the Reporting Persons and the Officers is 5424 Deloache Avenue, Dallas, Texas 75220.
     (c) The principal business of the Partnership and Investments LP is venture capital investments. The principal business of Incubation LP is investments and managing those investments. The principal business of the General Partner, Investments GP and Incubation GP is to act as the general partner of the Partnership, Investments LP and Incubation LP, respectively. One of the principal businesses of the Principal is to direct the activities of the General Partner, Investments GP and Incubation GP. The name, business address, present principal occupation or employment and citizenship of the Principal and each Officer of the General Partner, Investments GP and Incubation GP is set forth in Schedule I attached hereto and is incorporated herein by reference.

CUSIP No. 45252S 20 7	SCHEDULE 13D	Page 10 of 18 Pages
     (d) Neither the Principal nor any of the Officers have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
     (e) Neither the Principal nor any of the Officers were, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The Principal and each of the Officers is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
     Pursuant to the Securities Purchase Agreement, the purchase price for the 4,392,286 shares of Series A Convertible Preferred Stock of the Company is $3.0 million. The purchase price will be paid in cash from the working capital of the Partnership.
Item 4. Purpose of the Transaction
     The Partnership will acquire the shares of Series A Convertible Preferred Stock for investment purposes. The Partnership intends to assess its investment in the Company from time to time on the basis of various factors, including, without limitation, the Company’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities. Depending upon the foregoing factors or any other factors deemed relevant to the Reporting Persons, they may acquire additional shares of Common Stock, or dispose of all or part of the shares of Series A Convertible Preferred Stock or shares of Common Stock acquirable upon conversion of the Series A Convertible Preferred Stock, in open market transactions, privately negotiated transactions or otherwise. Any acquisition or disposition may be effected by the Reporting Persons at any time without prior notice. The Reporting Persons will engage in communications from time to time with one or more stockholders, officers or directors of the Company regarding the Company’s operating performance, strategic direction or other matters that could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
     Except as described in this Schedule 13D or set forth in the Exhibits attached hereto, none of the Reporting Persons has any present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons will, however, continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more such actions.
Item 5. Interest in Securities of the Issuer
     According to information provided to the Reporting Persons by the Company, the number of shares of Common Stock outstanding on January 10, 2006, was 38,169,655. Additionally, based upon information provided to the Reporting Persons by the Company, there will be 5,995,745 shares of Common Stock outstanding on a fully-diluted basis immediately prior

CUSIP No. 45252S 20 7	SCHEDULE 13D	Page 11 of 18 Pages
to the purchase of the Series A Convertible Preferred Stock by the Partnership and after giving effect to the 10-for-1 reverse stock split of the Common Stock, which is required to be consummated prior to the purchase of the Series A Convertible Preferred Stock. The calculation of the number of shares of Common Stock acquirable upon conversion of the Series A Convertible Preferred Stock, and reported herein, is based upon 5,995,745 shares of Common Stock outstanding on a fully diluted basis immediately prior to the purchase of the Series A Convertible Preferred Stock.
     Pursuant to and under the terms and conditions set forth in the Securities Purchase Agreement, the Partnership has the right to purchase 4,392,286 shares of Series A Convertible Preferred Stock of the Company. The shares of Series A Convertible Preferred Stock are convertible at any time at the option of the Partnership, collectively, into that number of full shares of Common Stock representing 95% of the total voting power of all outstanding capital stock of the Company after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The form of Certificate of Designation (the “Certificate of Designation”), which describes the terms of the Series A Convertible Preferred Stock is attached as Exhibit A to the Securities Purchase Agreement, a copy of which is filed as Exhibit 1.1 to this Schedule 13D and incorporated herein by reference.
     The General Partner, as the general partner of the Partnership, has the power to vote, or to direct the vote of, and the power to dispose, or to direct the disposition of, the shares of the Series A Convertible Preferred Stock and the shares of Common Stock acquirable upon conversion of the Series A Convertible Preferred Stock on behalf of the Partnership. The General Partner, Investments LP, Investments GP, Incubation LP, Incubation GP, the Principal and the Officers may be deemed to have beneficial ownership of these securities. The General Partner, Investments LP, Investments GP, Incubation LP, Incubation GP, the Principal and the Officers disclaim beneficial ownership of these securities, except to the extent of their respective pecuniary interests therein.
     Except for the transactions described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the securities of the Company during the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     As described under Item 5. above, the Partnership has the right to purchase 4,392,286 shares of Series A Convertible Preferred Stock, which are, collectively, convertible at any time at the option of the Partnership into that number of full shares of Common Stock representing 95% of the total voting power of all outstanding capital stock of the Company after giving effect to the conversion, pursuant to and under the terms and conditions set forth in the Securities Purchase Agreement. A copy of the Securities Purchase Agreement is attached as Exhibit 1.1 to this Schedule 13D.
     Pursuant to the Securities Purchase Agreement, each of Zach Bair and Paul Marin, Chief Executive Officer and Chief Operating Officer of the Company, respectively, agreed that:
     (i) he shall, and he shall cause his affiliates and related persons to, cooperate fully with the Company and the Partnership to consummate the purchase and sale of the Series A Convertible Preferred Stock;

CUSIP No. 45252S 20 7	SCHEDULE 13D	Page 12 of 18 Pages
     (ii) he shall execute a release in favor of the Company and its subsidiaries;
     (iii) he shall not transfer any of his shares of Common Stock or grant any proxies or enter into any voting trust or other agreement or understanding with respect to the voting of his shares of Common Stock; and
     (iv) at any meeting of the stockholders or pursuant to any action taken by written consent, he will vote in favor of, or consent to, the adoption of the Securities Purchase Agreement and the approval of the transactions contemplated thereby and vote against, or not consent to, any action that is intended, or could be reasonably be expected, to impede, frustrate, interfere with, impair, delay, adversely affect or prevent the consummation of the transactions contemplated by the Securities Purchase Agreement.
     The Securities Purchase Agreement contains certain requirements and conditions that the Company must satisfy in order for the Partnership to purchase the shares of the Series A Convertible Preferred Stock. The primary conditions and requirements are:
     (a) The Company must agree to, and effect, a ten-for-one reverse split of its issued and outstanding Common Stock prior to the closing;
     (b) The Company must amend its Articles of Incorporation to:
          (i) remove the stockholder preemptive rights currently granted by the Company’s Articles of Incorporation;
          (ii) provide that the Company’s Board of Directors shall have the authority to determine the rights, attributes and preferences of any preferred stock to be issued by the Company; and
          (iii) authorize the reverse split described in item (a) immediately above;
     (c) The Company must file a certificate of designation containing the terms of the Series A Convertible Preferred Stock;
     (d) The Company or certain of its employees must enter into certain agreements, including, among others, employment agreements, non-competition agreements, the Investor’s Rights Agreement (described below), non-disclosure agreements and an Escrow Agreement (a description of which is described below in the discussion regarding the required uses of the proceeds from the purchase of the Series A Convertible Preferred Stock);
     (e) All outstanding obligations and accounts payable of the Company and its subsidiaries must be subject to binding repayment agreements pursuant to which they will be paid or converted into Common Stock at or after closing;
     (f) Any and all anti-dilution requirements currently held by any stockholder must be waived; and
     (g) The Company must take certain other actions that are subject to the Partnership’s reasonable satisfaction.

CUSIP No. 45252S 20 7	SCHEDULE 13D	Page 13 of 18 Pages
     In connection with, and as a condition to, the purchase of the Series A Convertible Preferred Stock under the Securities Purchase Agreement, the Company, the Partnership and Messrs. Bair and Marin will enter into an Investor’s Rights Agreement (the “Investor’s Rights Agreement”). The Investor’s Rights Agreement grants the Partnership certain demand, piggy-back and shelf registration rights and sets forth the procedures pursuant to which those rights may be exercised and effected. The Investor’s Rights Agreement also grants the Partnership rights of first refusal to purchase any or all of the securities of the Company that Messrs. Bair or Marin propose to sell or otherwise transfer on the same terms and conditions as the proposed sale or transfer by them. Further, the Investor’s Rights Agreement provides that Messrs. Bair and Marin are prohibited from selling or otherwise transferring any securities of the Company owned by them for a period of three years. After three years, they can sell or otherwise transfer only half of the securities owned by them. If, however, Messrs. Bair or Marin are terminated for a reason other than cause, he can sell a total of 10% of the securities owned by him in any given month. The form of Investor’s Rights Agreement is attached as Exhibit D to the Securities Purchase Agreement, a copy of which is attached as Exhibit 1.1 to this Schedule 13D.
     Pursuant to the Investor’s Rights Agreement and the terms of the Series A Convertible Preferred Stock, which are described in the Certificate of Designation, for so long as any shares of the Series A Convertible Preferred Stock originally issued under the Securities Purchase Agreement remain outstanding, the holders of a majority-in-interest of the shares of the Series A Convertible Preferred Stock originally issued under the Securities Purchase Agreement then outstanding shall have the right to designate all the persons to serve as directors on the Board of Directors of the Company and its subsidiaries. If the holders of the shares of the Series A Convertible Preferred Stock originally issued under the Securities Purchase Agreement then outstanding choose not to designate any directors, the holders of a majority-in-interest of the shares of the Series A Convertible Preferred Stock originally issued under the Securities Purchase Agreement then outstanding may appoint a designee to serve as an observer at all meetings of the Company’s or its subsidiaries’ Board of Directors and committees thereof.
     The Certificate of Designation and the Investor’s Rights Agreement provide that, unless the directors designated by the holders of the shares of the Series A Convertible Preferred Stock originally issued under the Securities Purchase Agreement control the Board of Directors of the Company with respect to all actions, for so long as any shares of the Series A Convertible Preferred Stock originally issued under the Securities Purchase Agreement remain outstanding, except where the vote or written consent of the holders of a greater number of shares of the Company is required by law or by the Company’s Articles of Incorporation, and in addition to any other vote required by law or by the Company’s Articles of Incorporation, the Company shall not, and the Company shall cause its subsidiaries not to, as applicable, without the prior vote or written consent of the holders of at least 75% of the shares of the Series A Convertible Preferred Stock originally issued under the Securities Purchase Agreement then outstanding:
     (i) amend the articles or bylaws in any manner that would alter or change any of the rights, preferences, privileges or restrictions of the Series A Convertible Preferred Stock or the shares issuable upon conversion of the Series A Convertible Preferred Stock;
     (ii) reclassify any outstanding securities into securities having rights, preferences or privileges senior to, or on a parity with, the Series A Convertible Preferred Stock;
     (iii) authorize or issue any additional shares of capital stock (other than to holders of the Series A Convertible Preferred Stock);

CUSIP No. 45252S 20 7	SCHEDULE 13D	Page 14 of 18 Pages
     (iv) merge or consolidate with or into any corporation or other person;
     (v) sell all or substantially all their respective assets in a single transaction or series of related transactions;
     (vi) license all or substantially all of their respective intellectual property in a single transaction or series of related transactions;
     (vii) liquidate or dissolve;
     (viii) alter any rights of the holders of the Series A Convertible Preferred Stock or change the size of the Board of Directors;
     (ix) declare or pay any dividends (other than dividends payable to the Company or its subsidiaries) on or declare or make any other distribution, directly or indirectly, on account of any shares of Common Stock now or hereafter outstanding;
     (x) repurchase any outstanding shares of capital stock (other than repurchases or redemptions of the Series A Convertible Preferred Stock in accordance with their terms);
     (xi) approve or modify by 10% or more the aggregate amount of any annual or other operating or capital budget, or approve or modify by 50% or more any single line item of any such operating or capital budget;
     (xii) increase the salary of any officer or employee or pay any bonus to any officer, director or employee not contemplated in a budget or bonus plan approved by directors designated by the holders of the shares of the Series A Convertible Preferred Stock originally issued under the Securities Purchase Agreement then outstanding;
     (xiii) retain, terminate or enter into any salary or employment negotiations or employment agreement with any employee or any future employee;
     (xiv) incur indebtedness (other than trade payables) or enter into contracts or leases that require payments in excess of $5,000 in the aggregate;
     (xv) make or incur any single capital expenditure;
     (xvi) award stock options, stock appreciation rights or similar employee benefits or determine vesting schedules, exercise prices or similar features;
     (xvii) make any material change in the nature of its business or enter into any new line of business, joint venture or similar arrangement;
     (xviii) pledge its assets or guarantee the obligations of any other individual or entity;
     (xix) recommend approval of any new equity incentive plan;
     (xx) form or acquire any subsidiary, joint venture or similar business entity; or

CUSIP No. 45252S 20 7	SCHEDULE 13D	Page 15 of 18 Pages
     (xxi) directly or indirectly enter into, or permit to exist, any material transaction with any affiliate of the Company, any director or officer or any affiliate of a director or officer, or transfer, pay, loan or otherwise obligate the Company to give cash, services, assets or other items of value to affiliates, officers or directors or any affiliate of a officer or director or commit to do any of the preceding, except for employee compensation or for reimbursement of ordinary business expenses.
     Pursuant to the Securities Purchase Agreement and an Escrow Agreement to be entered into by and among the Company, the Partnership and the escrow agent, the proceeds from the sale of the Series A Convertible Preferred Stock are required to be utilized by the Company in the following priority:
•	$230,000 will be used to pay accounts payable agreed upon by the Company and the Partnership;

•	$2,470,000 will be placed in escrow at the closing of the purchase and sale of the Series A Convertible Preferred Stock. Once the conditions to the release of the escrow funds have been satisfied and there is no Event of Default (described below), such funds will be released and are required to be used in the following priority:
•	$750,000 for working capital that will be used according to an approved budget;

•	An amount necessary to satisfy any remaining liabilities, accounts payable or other obligations of the Company and its subsidiaries; and

•	Any portion of the $2,470,000 that remains after the foregoing bullet points will be paid to the holders of record of Common Stock as of ten days prior to the closing date of the purchase and sale of the Series A Convertible Preferred Stock as a special dividend.
•	$300,000 will be held in escrow until the first anniversary of the closing date of the purchase of the Series A Convertible Preferred Stock. These funds will be used to satisfy any remaining liabilities that may arise. Any funds that remain in the escrow account after the first anniversary of the closing date will be released to the Company for working capital.
     A copy of the form of Escrow Agreement, which describes the terms of the escrow in greater detail, is attached as Exhibit E to the Securities Purchase Agreement, a copy of which is attached as Exhibit 1.1 to this Schedule 13D.
     The above summary description of the Securities Purchase Agreement, the Certificate of Designation, the Investor’s Rights Agreement and the Escrow Agreement is not intended to be complete and is qualified in its entirety to the full text of those agreements, which are incorporated herein by reference. The terms of the Series A Convertible Preferred Stock are described in greater detail in the Certificate of Designation, the full text of which is incorporated herein by reference. A copy of the Securities Purchase Agreement is attached as Exhibit 1.1 to this Schedule 13D. A copy of the form of Certificate of Designation, the form of Investor’s Rights Agreement and the form of Escrow Agreement is attached as exhibits to the Securities Purchase Agreement.

CUSIP No. 45252S 20 7	SCHEDULE 13D	Page 16 of 18 Pages
     Except for the items described in response to this Item 6, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any of the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits

Exhibit
Number	Description of Exhibit
1.1	Securities Purchase Agreement, dated as of January 24, 2006, by and among Immediatek, Inc., Radical Holdings LP, Zach Bair and Paul Marin.

2.1	Joint Filing Statement.

CUSIP No. 45252S 20 7	SCHEDULE 13D	Page 17 of 18 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2006	RADICAL HOLDINGS LP,
a Texas limited partnership

	By:	Radical Management LLC,
a Texas limited liability company,
its general partner

		By:	/s/ MARK CUBAN

		Name: Title:	Mark Cuban President

RADICAL MANAGEMENT LLC,
a Texas limited liability company

	By:	/s/ MARK CUBAN

	Name:	Mark Cuban
	Title:	President

RADICAL INVESTMENTS LP,
a Delaware limited partnership

	By:	Radical Fund Management LLC,
a Delaware limited liability company,
its general partner

		By:	/s/ MARK CUBAN

		Name: Title:	Mark Cuban President

RADICAL FUND MANAGEMENT LLC,
a Delaware limited liability company

	By:	/s/ MARK CUBAN

	Name:	Mark Cuban
	Title:	President

CUSIP No. 45252S 20 7	SCHEDULE 13D	Page 18 of 18 Pages

RADICAL INCUBATION LP,
a Delaware limited partnership

By:	Radical Incubation Management LLC,
a Delaware limited liability company,
its general partner

	By:	/s/ MARK CUBAN

	Name: Title:	Mark Cuban President

RADICAL INCUBATION MANAGEMENT LLC,
a Delaware limited liability company

By:	/s/ MARK CUBAN

Name:	Mark Cuban
Title:	President

/s/ MARK CUBAN

Mark Cuban

SCHEDULE I
MANAGERS AND EXECUTIVE OFFICERS
     Set forth below is each manager and executive officer of Radical Management LLC, Radical Fund Management LLC and Radical Incubation Management LLC. The principal address of Radical Management LLC, Radical Fund Management LLC and Radical Incubation Management LLC and the current business address for each individual listed below is 5424 Deloache Avenue, Dallas, Texas 75220. Each such person is a citizen of the United States.
     Mark Cuban is the President and Chief Executive Officer of each of Radical Management LLC, Radical Fund Management LLC and Radical Incubation Management LLC. Mr. Cuban is a private business owner and investor.
     Martin Woodall is the Manager, Vice President and Treasurer of each of Radical Management LLC, Radical Fund Management LLC and Radical Incubation Management LLC. Mr. Woodall serves in similar capacities with various entities owned by Mr. Cuban.
     Robert S. Hart is the Secretary of each of Radical Management LLC, Radical Fund Management LLC and Radical Incubation Management LLC. Mr. Hart serves as the general counsel to various entities owned by Mr. Cuban.